Exhibit 23.8

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

As independent petroleum engineers, we hereby consent to the incorporation by reference in this Registration Statement on Form S-4 of WPX Energy, Inc. of our firm’s report dated March 3, 2020, relating to our estimates of reserves and future net revenue of Felix Energy Holdings II, LLC, which appears in WPX Energy Inc.’s Current Report on Form 8-K/A, and the information therein for the fiscal year ended December 31, 2019, including in the notes to the financial statements included therein, in reliance upon the report of this firm and upon the authority of this firm as experts in petroleum engineering. We hereby further consent to the reference to this firm under the heading “Experts” in such Registration Statement.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Danny D. Simmons, P.E.
Name:	Danny D. Simmons, P.E.
Title:	President and Chief Operating Officer

Houston, Texas

November 4, 2020